EXHIBIT 99.2

CERTIFICATE OF QUALIFIED PERSON

I, David Gerard Bailey of 2695 Mountain Highway, North Vancouver, British Columbia, hereby certify that:

1.	I am a geological consultant and Principal of Bailey Geological Consultants (Canada) Ltd. with office at the above address;

2.	I hold degrees in geology from Victoria University of Wellington, New Zealand (B.Sc., Hons., 1973) and Queen’s University, Kingston, Ontario (Ph.D., 1978);

3.	I have practised the profession of geologist continuously since graduation;

4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia;

5.
I hold memberships in the Society of Economic Geologists, the Geological Association of Canada, the Association of Exploration Geochemists, the Geological Society of America and The Canadian Institute of Mining and Metallurgy;

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of “qualified person” for the purposes of NI 43-101;

7.	I am responsible for the preparation of all sections of the technical report entitled “ Cordero Project, Chihuahua State, Mexico” (the “Technical Report”);

8.	I made a field examination of the Cordero project in February, 2011;

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not disclosed in the Technical Report, the omission to disclose which makes the Technical Report misleading;

10.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101;

11.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form;

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in public company files on their websites accessible by the Public, of the Technical Report.

Dated at North Vancouver this 9th  day of February,  2011.

David G. Bailey, Ph.D., P.Geo.